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                             September 24, 2020

       Rich Wheeless
       Chief Executive Officer and Chief Financial Officer
       ParcelPal Technology Inc.
       190 Alexander Street, Suite 305
       Vancouver, BC V6A 2S5
       Canada

                                                        Re: ParcelPal
Technology Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 20-F
                                                            Filed September 14,
2020
                                                            File No. 0-56191

       Dear Mr. Wheeless:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No.1 to Form 20-F filed September 14, 2020

       Business Overview
       Our services, page 17

   1. We note you have removed references to the delivery of liquor in response to prior comment 4. However, we
also note that the ParcelPal application reflects that you
                                                        provide delivery of
alcohol and your management discussion and analysis for the six-
                                                        months ended June 30,
2020 available on SEDAR states that you generate revenue from liquor orders on your
ParcelPal application. Please explain such references and, if applicable, disclose
the material effects of government regulations on your alcohol related delivery services,
identifying in each case the regulatory body and applicable material regulations.
 Rich Wheeless
FirstName  LastNameRich
ParcelPal Technology Inc. Wheeless
Comapany 24,
September  NameParcelPal
               2020        Technology Inc.
September
Page 2     24, 2020 Page 2
FirstName LastName
Item 5. Operating and Financial Review and Prospects
Operating Results, page 19

2. We understand from your response to prior comment three that for some transactions you engage a third party to collect the full transaction amount from the parties who purchase the goods that you deliver, and that such amounts net of your fees are then remitted to merchants providing the goods. We also understand from your response to prior comments 12 and 13 that your measures of sales and cost of sales reflect only delivery fees and not the value of any goods that are being delivered.

         If this is correct, please expand your disclosure under Revenue from Contracts with
         Customers on page F-10 to clarify that while you have engaged a third party to receive payments for transaction amounts that include both the value of goods and delivery fees, you serve as an agent in all of these transactions, and for this reason the sales that you report reflect only your delivery fees. If there are any instances where this is not the case, provide us with details of these arrangements and address the guidance in paragraphs B34 through B38 of IFRS 15.
3. We note your response to prior comment six indicates that gross profit percentages decreased due to increased staff and fuel costs. Please further expand your disclosures within Operating and Financial Review and Prospects to address the cost of sales and gross profit measures being reported in your Statements of Loss and Comprehensive Loss for each period to comply with Instruction 2 to Item 5 of Form 20-F.

         Please clarify how the increase in costs relative to the increase in sales, have caused margins to decline from 24% in 2018, to 17% in 2019, and to 10% for the six months ended June 30, 2020. For example, indicate the extent to which newer employees are less efficient, or newer routes require more drivers or other staff, compared to employees and routes associated with earlier periods; also whether fuel costs are higher because the price has increased or because more fuel is being consumed for newer routes relative to those operated in earlier periods.

         Your discussion should also encompass the revisions that will be necessary to address other comments in this letter pertaining to the incomplete costs of sales and gross profit measures.
4. We note your response to prior comment seven indicates amortization expense was lower due to a change in your estimate of the guaranteed residual value of leased vehicles, which resulted in a C$307,072 reduction to right-of-use assets. However, your disclosures on pages 19 and 20 indicate that lower amortization was the result of adding new vehicles that require less wear and tear during the initial years.

         Please expand this disclosure to explain the correlation with your adjustment to right-of-
         use assets, based on your change in estimate of the guaranteed residual value of leased vehicles, consistent with your response. As the corresponding adjustment to the lease
 Rich Wheeless
FirstName  LastNameRich
ParcelPal Technology Inc. Wheeless
Comapany 24,
September  NameParcelPal
               2020        Technology Inc.
September
Page 3     24, 2020 Page 3
FirstName LastName
         liability represents 37% of the balance at the beginning of the period, also identify the particular assumptions involved in your estimate and explain how these have changed to yield an adjustment of such significance.

         In conjunction with this disclosure request, please submit for our review your analysis of the specific residual guarantee requirements and details regarding the composition of the lease liability at the end of each period, including your estimates pertaining to the residual value of the vehicles, the underlying assumptions, and explanations for changes in those assumptions.

         Also expand your disclosures in the financial statements to comply with paragraph 73(c)
         of IAS 16, regarding the useful lives of your leased vehicles, and paragraphs 59(b)(iii) and
         B51(b) of IFRS 16, regarding the amount of your residual value guarantees, and the extent to which you anticipate fulfilling those guarantees by returning the leased vehicles.
Financial Statements
Note 2. Basis of Presentation, page F-2

5. Your response to prior comment 13 indicates that you may consider future adjustments to your financial presentation "if necessary" to comply with paragraphs 99 through 105 of
         IAS 1, and paragraphs 91 through 104 of IFRS 15, to include reporting amortization of
         ROU assets in the measure of cost of sales, and presenting expenses by function.

         However, you indicate that your cost of sales and gross profit measures currently reflect only direct labor, fuel costs and repair costs. We note that the excluded amounts of amortization of the ROU assets alone would cause your reported gross profit margins to decrease approximately from 24% to 12% for 2018, from 17% to 12% for 2019, and from
         10% to 4% for the subsequent six-month interim period.

         To comply with paragraph 97(c) and (e) of IFRS 15, your cost of sales and gross profit measures would also need to reflect allocations of costs that relate to contract activities, or which are incurred only because you have entered into a contract. This guidance provides examples, such as costs of contract management and supervision and insurance, in addition to depreciation of right-of-use assets used in fulfilling the contract.

         Please revise the financial statements and related discussion and analysis in the Operating and Financial Review and Prospects section of your filing to adhere to these requirements.
General

6.       Although we note you un-checked the emerging growth company box on your cover
         page in response to prior comment 16, it appears that you qualify as
an    emerging growth
         company    as defined in the Jumpstart Our Business Startups Act. If
so, please disclose
         that fact in your filing and discuss the exemptions and scaled disclosure requirements available to you as an emerging growth company. Please also identify those exemptions
 Rich Wheeless
ParcelPal Technology Inc.
September 24, 2020
Page 4
       and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company and to clarify the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.
       Alternatively, please provide us with your analysis as to why you do not believe you are an emerging growth company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameRich Wheeless
                                                            Division of
Corporation Finance
Comapany NameParcelPal Technology Inc.
                                                            Office of Energy &
Transportation
September 24, 2020 Page 4
cc:       Theodore Ghorra
FirstName LastName